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                            March 12, 2024

       Anton D. Nikodemus
       Chief Executive Officer
       Seaport Entertainment Group Inc.
       99 Water Street
       28th Floor
       New York, NY 10038

                                                        Re: Seaport
Entertainment Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
13, 2024
                                                            CIK 002009684

       Dear Anton D. Nikodemus:

              We have conducted a limited review of your draft registration statement and have the following comment(s).

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted February 13, 2024

       Questions and Answers About the Rights Offering, page iii

   1. Please clarify both here and in the Rights Offering Summary section whether the Common
                                                        Stocks underlying your
subscription rights are being registered at this time.
   2. Revise to address whether and when you might retain the right to amend the terms of the rights offering and, if
so, how you intend to advise shareholders of such changes.
 Anton D. Nikodemus
FirstName  LastNameAnton
                      GroupD.Inc.
                              Nikodemus
Seaport Entertainment
Comapany
March      NameSeaport Entertainment Group Inc.
       12, 2024
March2 12, 2024 Page 2
Page
FirstName LastName
What if there are an insufficient number of shares of common stock to satisfy the over-subscription requests?, page iii

3. Clarify to state the reason why there might be an insufficient number of shares available for issuance pursuant to the over-subscription rights (i.e. that the rights offering is over-
         subscribed relative to what is being offered).
How do I exercise my subscription rights?, page iv

4. Please provide additional details to distinguish the process for shareholders, if any, between the "basic subscription right" and the "over-subscription privilege." As one example only, if shareholders wish to subscribe and exercise both their basic subscription right and their over-subscription privilege, must they do so in one payment? If in one payment, then please provide a more detailed explanation as to how shareholders are to calculate the amount of shares they are to submit for their over-subscription privilege if they want to maximize their allocation.
How will the rights offering affect Pershing Square's ownership of our common stock?, page vii

5. We note your indication that you will enter into a registration rights agreement with
         Pershing for the shares purchased pursuant to the backstop agreement. Clarify whether you expect a lock-up period with respect to those shares once issued, if known.
Exhibits

6. We note your disclosure on page vi, and elsewhere in the registration statement, that "we
         believe and intend to take the position that a holder   s receipt or
exercise of rights should
         generally be nontaxable for U.S. federal income tax purposes." Please revise to include a tax opinion as Exhibit 8.1, as it appears the transaction would be tax-free to a holder exercising their rights, and, therefore, material to investors. Refer to Section III.A.2. of
         Staff Legal Bulletin No. 19. Alternatively, tell us why you believe an opinion is not required.
General

7. With reference to our review of your registration statement on Form 10-12B, submitted
         February 13, 2024, please incorporate comments into this registration statement as appropriate.
8. You make references to "a distribution" throughout this prospectus but it appears that some references are referring to the distribution of shares in connection with the separation and spin-off while other references are referring to the distribution of subscription rights pursuant to this registration statement. Consider revising for clarity.
 Anton D. Nikodemus
FirstName  LastNameAnton
                      GroupD.Inc.
                              Nikodemus
Seaport Entertainment
Comapany
March      NameSeaport Entertainment Group Inc.
       12, 2024
March3 12, 2024 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Julian Kleindorfer